Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

(millions)	6-months ended Jun. 30, 2009		12-months ended Jun. 30, 2009		Year Ended Dec. 31,
					2008		2007		2006		2005		2004
Income (loss) from continuing operations, before income taxes	$140.7		$279.7		$256.8		$613.1		$363.1		$312.9		$(600.6)
Add:
Interest expense	116.9		235.1		234.6		270.1		289.1		298.4		333.5
Amortization of capitalized interest	—		—		—		—		—		0.1		0.3
Deduct:
Capitalized interest	—		—		—		—		—		0.1		0.7
Income from equity investments, net	(0.3)		15.7		22.8		18.0		3.4		60.4		36.1

Earnings (loss) before taxes and fixed charges	$257.9		$499.1		$468.6		$865.2		$648.8		$550.9		$(303.6)

Interest expense	$116.9		$235.1		$234.6		$270.1		$289.1		$298.4		$333.5

Total fixed charges	$116.9		$235.1		$234.6		$270.1		$289.1		$298.4		$333.5

Ratio of earnings to fixed charges	2.21	x	2.12	x	2.00	x	3.20	x	2.24	x	1.85	x	— (1)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, the company had significant charges (most of which were non-cash) and gains in the periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in TECO Energy, Inc.’s Annual Reports on Form 10-K for the years presented (other than 2004, for which reference is made to TECO Energy, Inc.’s Current Report on Form 8-K dated May 23, 2005).

All prior periods presented reflect the classification of Commonwealth Chesapeake Company, LLC (CCC), Frontera Generation Limited Partnership (Frontera), BCH Mechanical (BCH), TECO Thermal, TECO AGC, Ltd., TECO BGA, Prior Energy, TECO-Panda Generating Company (TPGC), and TECO Coalbed Methane as discontinued operations. Frontera was sold in December 2004, the sale of BCH was completed in January 2005, and the transfer of TPGC was completed in May 2005. The sales of Prior Energy and TECO BGA were completed in February 2004.

Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(1)	Earnings were insufficient to cover fixed charges by $637.1 million. The ratio was -0.91x